EXHIBIT 99.128
                                                                  --------------

[ADVANTAGE LOGO]

                  Advantage Energy Income Fund - News Release

                                  May 13, 2004

                    Advantage Announces 1st Quarter Results,
                    Conference Call & Webcast on May 14, 2004

Advantage Energy Income Fund (TSX: AVN.UN) ("Advantage" or "the Fund") is pleased to announce its unaudited operating and financial results for the first quarter ended March 31, 2004.

A conference call will be held on Friday, May 14, 2004 at 9:00 a.m. MDT (11:00 a.m. EDT). The conference call can be accessed toll-free at 1-877-407-9205.

A replay of the call will be available from approximately 5:00 p.m. on Monday, May 17, 2004 until approximately midnight, May 25, 2004 and can be accessed by dialing toll free 1-877-660-6853. The account number is 1628, conference ID number 104995 (both are required for playback).

A live web cast of the conference call will be accessible via the Internet on Advantage's website at www.advantageincome.com.

FINANCIAL AND OPERATING HIGHLIGHTS

                                                        For the three    For the three
                                                        months ended     months ended
(thousands of dollars except per Unit amounts)         March 31, 2004   March 31, 2003
--------------------------------------------------------------------------------------
Financial

Revenue before royalties                                 $   53,836       $   42,079
   per Unit(1)                                           $     1.42       $     1.49
   per boe                                               $    38.29       $    38.87
Cash flow from operations                                $   32,000       $   25,141
   per Unit(1)                                           $     0.84       $     0.89
   per boe                                               $    22.76       $    23.22
Cash available for distribution(3)                       $   29,900       $   23,809
   per Unit(2)                                           $     0.79       $     0.84
   per boe                                               $    21.27       $    21.99
Net income                                               $    6,972       $   15,578
   per Unit                                              $     0.13       $     0.50
Cash distributions                                       $   26,267       $   18,228
   per Unit(2)                                           $     0.69       $     0.64
Working capital (deficit)                                $   20,166       $    9,064
Bank debt                                                $  136,155       $  120,397
Convertible debentures                                   $   95,218       $   47,312

Operating

Production

   Natural gas (mcf/d)                                       75,649           54,497
   Light oil and NGLs (bbls/d)                                2,841            2,946
   Total boe/d @ 6:1                                         15,449           12,029
Average prices (including hedging)
   Natural gas ($/mcf)                                   $     6.28       $     6.18
   Light oil & NGLs ($/bbl)                              $    40.93       $    44.34

Supplemental

Trust Units outstanding at end of period                     38,167           28,779
Trust Units issuable for Convertible Debentures               5,840            3,557
Trust Units outstanding and issuable for
   Convertible Debentures at end of period                   44,007           32,336
Weighted average Units outstanding during the period         37,981           28,322

PRESS RELEASE                                                       May 13, 2004
Advantage Energy Income Fund                                        Page 2 of 15

(1) based on weighted average number of Trust Units outstanding

(2) based on number of Trust Units outstanding at each cash distribution date

(3) cash flow from operations less interest on convertible debentures

CASH DISTRIBUTIONS TO UNITHOLDERS

o The Fund declared three distributions during the quarter totalling $0.69 per Unit. The distributions amounted to $0.23 per Unit, payable on February 17, March 15 and April 15 to Unitholders of record on January 30, February 27 and March 31 respectively.

o Cash available for distribution for the first quarter was $29.9 million or $0.79 per Unit compared to the amount reported in Q1 2003 of $0.84 per Unit and represents a payout ratio of 88% of total cash available for distribution.

OIL & NATURAL GAS PRODUCTION

o Production volumes increased by 28% to 15,449 boe/d in the first quarter of 2004 from 12,029 boe/d in the first quarter of 2003.

NATURAL GAS

o Natural gas production for the first quarter of 2004 was 75.6 mmcf/d, a 39% increase over the 54.5 mmcf/d reported in the first quarter of 2003.

o The acquisition of MarkWest Resources, which closed December 2, 2003, added approximately 20 mmcf/d of new natural gas production in the first quarter of 2004.

o During the first quarter of 2004 Advantage drilled 34.4 net (38 gross) wells resulting in 30.5 net (32 gross) natural gas wells, 1 net (1 gross) dry hole and 2.9 net (5 gross) untested wells.

CRUDE OIL & NGLS

o Crude oil and natural gas liquids production averaged 2,841 bbls/d compared to 2,946 bbls/d in the first quarter of 2003 representing a decline of 4%. First quarter 2003 oil production included 240 bbls/d related to a minor property disposition that occurred in the fourth quarter of 2003.

o The acquisition of MarkWest Resources partially offset this decline adding 461 bbls/d of oil and NGL production in Q1 2004.

o During the first quarter the Fund drilled 3.7 net (6 gross) successful oil wells.

DEVELOPMENT ACTIVITY

MEDICINE HAT

o A total of 57 net (57 gross) natural gas wells have been drilled during Q4 2003 and Q1 2004 (30 wells and 27 wells, respectively) with a 100% success rate. Total costs incurred on these wells was $8.0 million ($2.0 million in Q4 2003 and $6.0 million in Q1 2004).

o     An additional 9 net (9 gross) wells will be drilled in the second quarter.

o Pipelines and compression facilities were installed during the first quarter in order to process additional production from the new wells at a cost of $3.7 million.

o As the result of an early spring break-up, completion and tie-in of these wells has been delayed and it is expected that these wells will all be on-stream by the end of the second quarter of 2004.

BANTRY

o During the first quarter the Fund drilled 3.9 net (7 gross) wells at Bantry bringing the total number of wells drilled to 14.5 net (25 gross) since the property was acquired in December 2003.

o A total of 11.3 net (19 gross) wells have been tested resulting in 8.8 net (15 gross) natural gas wells. The remaining wells will be tested when spring break-up is completed.

o It is anticipated that the successful wells will be tied-in and on production by the end of the second quarter.

PRESS RELEASE                                                       May 13, 2004
Advantage Energy Income Fund                                        Page 3 of 15

o In addition the Fund expended approximately $4.5 million on pipelines and compression in the first quarter to expand the productive capacity of the field.

o 25 additional well locations have been identified for drilling over the balance of 2004.

PRESS RELEASE                                                       May 13, 2004
Advantage Energy Income Fund                                        Page 4 of 15

OTHER AREAS

o At Shouldice, Alberta the Fund commenced a 38 well drilling program late in the first quarter. New production from this program will be added in the third quarter. In addition, the Fund expended $1.5 million to enhance the productive capacity of the field for this program.

o At Nevis, Alberta the Fund drilled three successful 100% working interest horizontal oil wells which came on-stream late March and early April.

o At Princess, Alberta a 50% working interest natural gas well was drilled and is expected to be on production late in the second quarter.

MANAGEMENT'S DISCUSSION & ANALYSIS

The following MD&A provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage" or "the Fund") for the quarter ended March 31, 2004 and should be read in conjunction with the financial statements contained within this press release and the audited financial statements and MD&A for the year ended December 31, 2003.

All per barrel of oil equivalent ("boe") numbers are stated at a 6:1 conversion rate for natural gas to oil.

CASH DISTRIBUTIONS

Cash distributions per Unit for the three months ended March 31, 2004 were $0.69 per Unit, or $26.3 million, an increase of 8% over the $0.64 per Unit paid in the first quarter of 2003. The first quarter 2004 distributions were comprised of $0.23 per month for each of January, February and March. The amount distributed for the quarter represents 88% of total cash available for distribution. Cash available for distribution is defined as cash flow from operations less interest on convertible debentures. The remaining cash withheld of $3.6 million was used to partially finance the Fund's ongoing capital expenditure program. Since its inception on May 23, 2001 the Fund has distributed $178.7 million or $6.58 per Unit.

      Cash distributions to Unitholders were paid as follows:

Period ended    Record date     Payment date     Distribution   Distribution per Unit
-------------------------------------------------------------------------------------
Jan. 31, 2004   Jan. 30, 2004   Feb. 17, 2004     $   8,734           $   0.23
Feb. 29, 2004   Feb. 27, 2004   March 15, 2004    $   8,755               0.23
Mar. 31, 2004   Mar. 31, 2004   Apr. 15, 2004     $   8,778               0.23
-------------------------------------------------------------------------------------
                                                  $  26,267           $   0.69
=====================================================================================

PRODUCTION

During the three months ended March 31, 2004 Advantage's natural gas production increased by 39% to 75.6 mmcf/d compared to 54.5 mmcf/d for the quarter ended March 31, 2003 and by 10.3 mmcf/d or 16% over the fourth quarter of 2003. The increase in natural gas production is primarily due to the acquisition of MarkWest Resources on December 2, 2003. MarkWest added approximately 20 mmcf/d of new natural gas production to Advantage. Additional natural gas production related to the Fund's active first quarter drilling program are expected to come on-stream late in the second quarter.

Crude oil and natural gas liquids production averaged 2,841 bbls/d in the first quarter of 2004 compared to 2,946 bbls/d for the quarter ending March 31, 2003. The 4% decline in production from the first quarter of 2003 is due to a minor property disposition of approximately 240 bbls/d and natural declines partially offset by the acquisition of MarkWest Resources on December 2, 2003.

PRICES

During the three months ended March 31, 2004 Advantage's natural gas price averaged $6.28 per mcf ($6.28 per mcf including hedging) compared to $7.65 per mcf ($6.18 per mcf including hedging) in the first quarter of 2003. Advantage did not have natural gas hedges in place during the first quarter of 2004. For the three months ended March 31, 2004 AECO daily prices averaged $6.36 per mcf compared to $7.95 per mcf in the same period in 2003.

Natural gas prices have remained relatively strong during the first quarter of 2004. Continued strength of natural gas has been attributed to (i) the strength of crude oil prices which has eliminated the economic advantage of fuel switching away from natural gas, (ii) the potential for a hotter than normal summer and reduced coal inventories which may increase

PRESS RELEASE                                                       May 13, 2004
Advantage Energy Income Fund                                        Page 5 of 15

demand for gas-fired power generation and (iii) the US economy is showing signs of sustained growth which will add to non-weather demand for natural gas. Advantage continues to believe the pricing fundamentals for natural gas remain strong.

Crude oil and NGLs prices averaged $40.93 per barrel ($40.93 per barrel including hedging) in the first quarter of 2004 compared to $45.74 per barrel ($44.34 per barrel including hedging) in the three months ended March 31, 2003. Advantage had no crude oil hedges in place in the first quarter of 2004. First quarter 2004 prices for WTI crude oil averaged US$35.15 per barrel, 4% higher than the US$33.80 per barrel realized during the first quarter of 2003. Partially offsetting the increase in WTI prices was a stronger Canadian dollar which averaged $US/$Cdn $0.76 in the first quarter of 2004 compared to $0.66 in the first quarter of 2003.

Crude oil prices continued to be strong during the first quarter of 2004. Factors that affect the continued strength of crude oil include (i) continued conflict in the middle east, (ii) low global inventory levels and (iii) strong world oil demand. All of these factors are expected to keep crude oil prices high for the remainder of the year.

HEDGING

Advantage had no hedging contracts related to first quarter 2004 production. The Fund currently has the following hedge contracts in place:

      Volume                       Effective Period            Average Price
      ----------------------------------------------------------------------

      Natural gas - AECO

      50,350 mcf/d         April 1, 2004 - December 31, 2004    $ 6.12/mcf
      10,450 mcf/d         January 1, 2005 - March 31, 2005     $ 6.30/mcf

At March 31, 2004 the mark to market valuation of Advantage's outstanding hedges was a loss of $11.1 million. This amount has been included in the income statement as an unrealized hedging loss with a corresponding hedging liability recorded on the balance sheet. Advantage will continue to maintain a hedging program in order to add stability to the level of cash distributions to Unitholders.

ROYALTIES

During the first quarter of 2004 Advantage's royalties amounted to $10.6 million (19.6% of pre-hedged revenue) compared to $8.2 million (16.5% of pre-hedged revenue) in the first quarter of 2003. Total royalties in 2004 are higher as a result of higher revenues. The increase in the royalty rate in 2004 is the result of the acquisition of MarkWest Resources properties in December 2003 which attract higher royalty rates than other Advantage properties. Advantage expects royalty rates to approximate 20% for the balance of 2004.

OPERATING COSTS

Operating costs for the three months ended March 31, 2004 amounted to $8.3 million or $5.92 per boe compared to $5.5 million or $5.09 per boe in the first quarter of 2003. Operating costs steadily increased throughout 2003 due to higher power costs and higher field costs associated with the shortage of supplies, services and materials that have occurred as a result of very high levels of industry activity. Advantage's increased operating costs over 2003 are in line with overall industry trends.

GENERAL AND ADMINISTRATIVE AND MANAGEMENT FEES

General and administrative (G&A) expense in the first quarter of 2004 amounted to $0.8 million or $0.60 per boe compared to $0.8 million or $0.76 per boe in the first quarter of 2003. Total G&A expense in the first quarter was unchanged from the prior year while G&A per boe declined by 21% as a result of increased production.

Management fees for the three months ended March 31, 2004 amounted to $0.5 million or $0.37 per boe compared to $0.4 million or $0.39 per boe in the first quarter of 2003. Management fees are calculated based on 1.5% of operating cash flow which is defined as revenue less royalties and operating costs.

The Manager of the Fund is entitled to earn a performance incentive fee which is calculated at the end of each year based on the total return of the Fund. At March 31, 2004 no amount was paid to the Manager, nor is the Manager entitled to receive any payment related to the Fund's performance for the first three months of 2004 as the actual amount is calculated and paid on an annual basis only. If the performance fee was paid at March 31, 2004, based on the performance of the Trust in the first quarter, the total fee payable would be $5.6 million. The Trust has accrued one

PRESS RELEASE                                                       May 13, 2004
Advantage Energy Income Fund                                        Page 6 of 15

quarter of this amount or $1.4 million for the first quarter of 2004. There is no certainty that the fee accrued in the financial statements will be paid at year end. Any performance incentive fee paid to the Manager at year end is expected to be settled in Advantage Trust Units.

INTEREST

Interest expense for the three months ended March 31, 2004 amounted to $1.3 million ($0.91 per boe) compared to $1.6 million ($1.47 per boe) for the first quarter of 2003. Lower interest expense in the first quarter of 2004 is the result of lower average bank debt balances in 2004 combined with lower interest rates.

TAXES

Current taxes are comprised primarily of capital tax, which amounted to $0.3 million for the three months ended March 31, 2004 compared to $0.4 million for the same period of 2003. Capital taxes are determined based on debt and equity levels at the end of the year. As a result of new legislation in 2003, capital taxes are to be gradually eliminated over the next five years.

For the three months ended March 31, 2004 a future income tax recovery of $7.8 million was included in income compared to a $3.1 million recovery for the comparable period in 2003. On March 31, 2004, Bill 27 Alberta Corporate Tax Amendment Act, 2004, which reduces the corporate provincial tax rate by 1%, was tabled and received first reading in the Alberta Legislative Assembly. As a result Bill 27 is substantively enacted and a non-recurring benefit of $2.2 million was recorded in the first quarter of 2004. There was no similar tax rate adjustment to income tax expense in the first quarter of 2003.

CASH FLOW NETBACK

                                             Three months ended        Three months ended
                                               March 31, 2004            March 31, 2003
      Breakdown of cash flow per boe         ($000)     (per boe)     ($000)      (per boe)
      -------------------------------------------------------------------------------------
      Crude oil & natural gas sales        $  53,836    $  38.29     $ 49,638     $ 45.84
      Hedging gains (losses)                       -           -       (7,559)      (6.98)
      Government & other royalties           (10,552)      (7.51)      (8,196)      (7.57)
      Operating costs                         (8,320)      (5.92)      (5,514)      (5.09)
      -------------------------------------------------------------------------------------

      Operating netback                       34,964       24.86       28,369       26.20
      General and administrative                (846)      (0.60)        (825)      (0.76)
      Management fees                           (525)      (0.37)        (425)      (0.39)
      Interest & taxes                        (1,593)      (1.13)      (1,978)      (1.83)
      -------------------------------------------------------------------------------------

      Cash flow from operations            $  32,000    $  22.76     $ 25,141     $ 23.22
      Interest on convertible debentures      (2,100)      (1.49)      (1,332)      (1.23)
      -------------------------------------------------------------------------------------

      Cash available for distribution      $  29,900    $  21.27     $ 23,809     $ 21.99
      =====================================================================================

DEPLETION, DEPRECIATION AND ACCRETION OF ASSET RETIREMENT OBLIGATION

The depletion, depreciation and accretion (D,D&A) rate for the first quarter of 2004 was $14.24 per boe compared to $10.63 per boe for the first quarter of 2003. The D, D&A rate per boe increased in the first quarter of 2004 compared to the first quarter of 2003 due the acquisition of MarkWest Resources and revisions to the Fund's total proven reserves pursuant to National Instrument 51-101. Included in D,D&A is $0.2 million of accretion of the asset retirement obligation. Costs subject to depletion include $7.1 million relating to the capitalized portion of the asset retirement obligation in the first quarter of 2004. The retroactive application of the new accounting policy for asset retirement obligations requires restatement of prior periods, which resulted in the first quarter 2003 D,D&A rate to increase to $10.63 per boe compared to the previously reported rate of $10.59 per boe and D,D&A expense to increase by $0.2 million.

PRESS RELEASE                                                       May 13, 2004
Advantage Energy Income Fund                                        Page 7 of 15

FINANCIAL REPORTING UPDATE

Hedging Relationships

Effective in the Fund's first quarter of 2004, the new CICA Accounting Guideline 13 "Hedging Relationships" requires that hedging relationships be identified, designated, documented and measured in order for the Fund to apply hedge accounting. Although the Fund believes that all of the hedges Advantage enters into are effective economic hedges, Advantage has elected to not use hedge accounting. The Fund will be using the fair value method to account for all of its hedge transactions. This method requires Advantage to mark to market at the balance sheet date the fair value of all outstanding hedges. At March 31, 2004 the mark to market valuation of Advantage's outstanding hedges was a loss of $11.1 million. This amount has been included in the income statement as an unrealized hedging loss with a corresponding hedging liability recorded on the balance sheet.

Asset Retirement Obligations

In March 2003 the CICA issued handbook section 3110 "Asset Retirement Obligations" which requires liability recognition for retirement obligations associated with the Fund's property and equipment. The obligations are initially measured at fair value, which is the discounted future value of the liability. The fair value is capitalized as part of the cost of the related assets and depleted to earnings over the assets useful life. The liability accretes until the retirement obligations are settled. Advantage adopted the new standard in the first quarter of 2004. The impact to the Trust of the implementation of this policy is disclosed in note 1 (b) of the March 31, 2004 financial statements.

Full Cost Accounting

Effective January 1, 2004 the Trust adopted CICA accounting guideline 16 "Oil and Gas Accounting - Full Cost". This accounting guideline replaced CICA accounting guideline 5, "Full cost accounting in the oil and gas industry". Accounting guideline 16 modifies how the ceiling test calculation is performed. The recoverability of a cost centre is tested by comparing the carrying value of the cost centre to the sum of the undiscounted cash flows expected from the cost centre. If the carrying value is not recoverable the cost centre is written down to its fair value. Adopting accounting guideline 16 had no effect on the Trust's financial results.

CONTRACTUAL OBLIGATIONS AND COMMITTMENTS

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments and sales contracts. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following is a summary of the Fund's contractual obligations and commitments:

                                                       Payments due by period
($millions)                       Total     2004    2005-2006   2007-2008   2009 & thereafter
---------------------------------------------------------------------------------------------
Building lease                   $   3.5   $  0.8    $   1.6     $  1.1               -
Capital lease                    $   2.7   $  0.4    $   0.9     $  1.4               -
Pipeline/transportation          $   4.3   $  0.6    $   2.1     $  1.2          $  0.4
---------------------------------------------------------------------------------------------
Total contractual obligations    $  10.5   $  1.8    $   4.6     $  3.7          $  0.4

=============================================================================================

PRESS RELEASE                                                       May 13, 2004
Advantage Energy Income Fund                                        Page 8 of 15

LIQUIDITY AND CAPITAL RESOURCES

Advantage's capital expenditures on development activities for the quarter ending March 31, 2004 were $29.4 million net of $0.8 million of minor property dispositions. Expenditures were focused on drilling, completions, pipelines and compression at Medicine Hat, Bantry, Nevis and Shouldice. A total of 44 (39.6 net) wells were drilled during the first quarter of 2004. Production from this drilling program is anticipated to come on-stream late in the second quarter of 2004.

     Sources and Uses of Funds ($ thousands)
                                             Three months ended
                                               March 31, 2004
---------------------------------------------------------------
     Sources of funds

        Cash flow from operations                $   32,000
        Units issued, net of costs                      116
        Increase in bank debt                        33,187
        Property dispositions                           791
---------------------------------------------------------------

                                                 $   66,094
===============================================================

     Uses of funds

        Capital expenditures                     $   30,202
        Distributions paid to Unitholders            25,934
        Interest paid to debenture holders            1,644
        Increase in working capital                   8,174
        Other                                           140
---------------------------------------------------------------

                                                 $   66,094
===============================================================

Total bank debt outstanding at March 31, 2004 was $136.2 million. Advantage has an agreement with a syndicate of three Canadian chartered banks that provides for a $180 million facility consisting of $170 million extendible revolving loan facility and a $10 million operating loan facility both of which mature on May 29, 2004. The credit facilities are secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement for the Trust covering all assets and cash flows. At March 31, 2004 Advantage also had a working capital deficit of $20.2 million.

Non-GAAP Measures

Cash flow from operations and per Unit and cash available for distribution and per Unit are not recognized measures under the Canadian generally accepted accounting principles (GAAP). Management believes that cash flow and cash available for distribution are useful supplemental measures to analyse operating performance and provide an indication of the results generated by the Trust's principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned, however, that these measures should not be construed as an alternative to net income determined in accordance with GAAP as an indication of Advantage's performance. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to measures used by other companies.

May 12, 2004

PRESS RELEASE                                                       May 13, 2004
Advantage Energy Income Fund                                        Page 9 of 15

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(thousands of dollars)                                                     March 31, 2004      December 31, 2003
-----------------------------------------------------------------------------------------------------------------
                                                                             (unaudited)      (restated - note 1)
Assets

Current assets
     Accounts receivable                                                    $    32,470           $    34,181

Fixed assets
     Property and equipment                                                     704,598               675,090
     Accumulated depletion & depreciation                                      (175,270)             (155,155)
-----------------------------------------------------------------------------------------------------------------

                                                                                529,328               519,935
Goodwill                                                                         27,773                27,773
-----------------------------------------------------------------------------------------------------------------

                                                                            $   589,571           $   581,889
=================================================================================================================

Liabilities

Current liabilities
     Accounts payable and accrued liabilities                               $    43,858           $    53,287
     Cash distributions payable to Unitholders                                    8,778                 8,445
     Hedging liability (note 4)                                                  11,057                     -
     Bank indebtedness                                                          136,155               102,968
-----------------------------------------------------------------------------------------------------------------

                                                                                199,848               164,700
=================================================================================================================

Capital lease obligation                                                          1,965                 2,043
Asset retirement obligations (note 2)                                            14,158                13,892
Future income taxes                                                              70,224                77,999
-----------------------------------------------------------------------------------------------------------------

                                                                                286,195               258,634
=================================================================================================================

Unitholders' equity

Unitholders' capital (note 3i)                                                  308,830               302,496
Convertible debentures (note 3ii)                                                95,218                99,984
Accumulated income                                                               77,957                73,137
Accumulated cash distributions                                                 (178,629)             (152,362)

-----------------------------------------------------------------------------------------------------------------
                                                                                303,376               323,255
-----------------------------------------------------------------------------------------------------------------

                                                                            $   589,571           $   581,889
=================================================================================================================

PRESS RELEASE                                                       May 13, 2004
Advantage Energy Income Fund                                       Page 10 of 15

CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED INCOME

                                                                               Three                Three
                                                                            months ended         months ended
(thousands of dollars) (unaudited)                                         March 31, 2004       March 31, 2003
-----------------------------------------------------------------------------------------------------------------
                                                                                              (restated - note 1)
Revenue

     Petroleum and natural gas sales                                         $   53,836           $    42,079
     Royalties, net of Alberta Royalty Credit                                   (10,552)               (8,196)
-----------------------------------------------------------------------------------------------------------------

                                                                                 43,284                33,883

Expenses

     Operating                                                                    8,320                 5,514
     General and administrative                                                     846                   825
     Management fee                                                                 525                   425
     Non-cash performance incentive (note 5)                                      1,400                 1,055
     Interest                                                                     1,278                 1,595
     Unrealized hedging loss (note 4)                                            11,057                     -
     Depletion, depreciation and accretion                                       20,346                11,610
-----------------------------------------------------------------------------------------------------------------

                                                                                 43,772                21,024
=================================================================================================================

Income (loss) before taxes                                                         (488)               12,859

Future income tax recovery                                                       (7,775)               (3,102)
Income and capital taxes                                                            315                   383
-----------------------------------------------------------------------------------------------------------------

                                                                                 (7,460)               (2,719)
=================================================================================================================

Net income                                                                        6,972                15,578

Accumulated income, beginning of period as previously reported                   72,022                36,581

Effect of change in accounting for asset retirement obligations (note 1)          1,115                 1,255
-----------------------------------------------------------------------------------------------------------------

Accumulated income, beginning of period as restated                              73,137                37,836

Interest on convertible debentures                                               (2,100)               (1,332)

Costs on issuance of convertible debentures                                         (52)                    -
-----------------------------------------------------------------------------------------------------------------

Accumulated income, end of period                                            $   77,957           $    52,082
=================================================================================================================

Net income per Trust Unit
     Basic                                                                   $     0.13           $      0.50
     Diluted                                                                 $     0.13           $      0.48

PRESS RELEASE                                                       May 13, 2004
Advantage Energy Income Fund                                       Page 11 of 15

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                        Three              Three
                                                    months ended       months ended
(thousands of dollars) (unaudited)                 March 31, 2004     March 31, 2003
---------------------------------------------------------------------------------------
                                                                    (restated - note 1)
Operating Activities

Net income                                            $  6,972           $  15,578
Add (deduct) items not requiring cash:
   Non-cash performance incentive (note 5)               1,400               1,055
   Future income taxes                                  (7,775)             (3,102)
   Unrealized hedging loss (note 4)                     11,057                   -
   Depletion, depreciation and accretion                20,346              11,610
---------------------------------------------------------------------------------------

Funds from operations                                   32,000              25,141
Expenditures on asset retirement (note 2)                  (62)                (58)
Changes in non-cash working capital                     (8,788)             (1,893)
---------------------------------------------------------------------------------------

Cash provided by operating activities                   23,150              23,190
=======================================================================================

Financing Activities

Units issued, net of costs (note 3)                        116                 (74)
Increase in bank debt                                   33,187               6,175
Interest on convertible debentures                      (1,644)                  -
Reduction of capital lease obligation                      (78)                  -
Cash distributions to Unitholders                      (25,934)            (16,487)
---------------------------------------------------------------------------------------

Cash (used in) provided by financing activities          5,647             (10,386)
=======================================================================================

Investing Activities

Expenditures on property and equipment                 (30,202)            (13,628)
Property dispositions                                      791                   -
Changes in non-cash working capital                        614                 824
---------------------------------------------------------------------------------------

Cash used in investing activities                      (28,797)            (12,804)
=======================================================================================

Net increase in cash                                         -                   -

Cash, beginning of period                                    -                   -
---------------------------------------------------------------------------------------

Cash, end of period                                   $      -           $       -
---------------------------------------------------------------------------------------

Cash taxes paid                                       $    316           $     202
Cash interest paid                                    $  1,272           $   1,635

PRESS RELEASE                                                       May 13, 2004
Advantage Energy Income Fund                                       Page 12 of 15

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

All tabular amounts in thousands, except for per Unit amounts (unaudited)

The interim consolidated financial statements of Advantage Energy Income Fund ("Advantage") have been prepared by management in accordance with Canadian generally accepted accounting principles using the same accounting policies as those set out in note 2 to the consolidated financial statements for the period ended December 31, 2003 except as described below. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Advantage for the year ended December 31, 2003 as set out in Advantage's Annual Report.

1.    CHANGE IN ACCOUNTING POLICIES

      (a) Petroleum and Natural Gas Properties and Related Equipment

      Petroleum and natural gas assets are evaluated in each reporting period to determine that the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre.

      The carrying amounts are assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying amount of the cost centre. When the carrying amount is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying amount of the cost centre exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects of the cost centre. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

      The Trust adopted the new accounting standard relating to full cost accounting effective January 1, 2004 and as at January 1, 2004 and March 31, 2004 no write-down to the carrying value of petroleum and natural gas assets was required. Prior to January 1, 2004 the ceiling test amount was the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost or market of unproved properties and the cost of major development projects less estimated future costs for administration, financing, site restoration and income taxes. The cash flows were estimated using period end prices and costs.

      (b) Asset Retirement Obligations

      The Trust has adopted the asset retirement obligation method of recording the future cost associated with removal, site restoration and asset retirement costs. The fair value of the liability for the Trust's asset retirement obligation is recorded in the period in which it is incurred, discounted to its present value using the Trust's credit adjusted risk-free interest rate and the corresponding amount recognized by increasing the carrying amount of property, plant and equipment. The asset recorded is depleted on a unit of production basis over the life of the reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost could also result in an increase or decrease to the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded.

      Previously, the Trust recognized a provision for estimated future removal and site restoration costs calculated on the unit-of-production method over the remaining proved reserves.

      The effect of this change in accounting policy has been recorded retroactively with restatement of prior periods. The effect of the adoption is presented below as increases (decreases):

Balance Sheets                                                             December 31, 2003   December 31, 2002
----------------------------------------------------------------------------------------------------------------
Asset retirement costs, included in property and equipment                     $  7,137            $  3,856
Asset retirement obligations                                                   $ 13,892            $  7,351
Provision for future site restoration                                          $ (8,451)           $ (5,396)
Future income taxes                                                            $    581            $    646
Accumulated income                                                             $  1,115            $  1,255

PRESS RELEASE                                                       May 13, 2004
Advantage Energy Income Fund                                       Page 13 of 15

                                                                          Three months ended       Year ended
Statements of Income                                                        March 31, 2003     December 31, 2003
----------------------------------------------------------------------------------------------------------------
Accretion expense                                                              $    129            $    515
Depletion and depreciation on asset retirement costs                           $    239            $    997
Amortization of estimated future removal and site restoration liability        $   (292)           $ (1,307)
Future taxes                                                                        (24)                (65)
Net income (loss) impact                                                       $    (52)           $   (140)
Basic net income (loss) per Unit                                               $  (0.00)           $  (0.00)
Diluted net income (loss) per Unit                                             $  (0.00)           $  (0.00)

      (c) Hedging Relationships

      Effective January 1, 2004, CICA Accounting Guideline 13 "Hedging Relationships" requires that hedging relationships be identified, designated, documented and measured in order for the Fund to apply hedge accounting. Advantage has chosen not to apply hedge accounting and will instead use the fair value method. This method requires the fair value of the derivative financial instruments be recorded at each balance sheet date. In accordance with this method, the Fund has recorded an unrealized hedging loss of $11.1 million at March 31, 2004.

2.    ASSET RETIREMENT OBLIGATIONS

      The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted and inflated amount of cash flows required to settle its asset retirement obligations is approximately $39.7 million which will be incurred between 2004 to 2054. A credit-adjusted risk-free rate of 7.0 percent was used to calculate the fair value of the asset retirement obligations.

      A reconciliation of the asset retirement obligations is provided below:

                                                                    Three month period ended      Year ended
                                                                         March 31, 2004        December 31, 2003
----------------------------------------------------------------------------------------------------------------
Balance, beginning of period                                                $  13,892              $  7,351
Accretion expense                                                                 231                   515
Liabilities incurred                                                               97                 6,362
Liabilities settled                                                               (62)                 (336)
----------------------------------------------------------------------------------------------------------------
Balance, end of period                                                      $  14,158              $ 13,892
================================================================================================================

3.    UNITHOLDERS' EQUITY

      (i) Unitholders' Capital

      (a) Authorized

            (i) Unlimited number of voting Trust Units

      (b) Issued

                                                                         Number of Units             Amount
----------------------------------------------------------------------------------------------------------------
Balance at December 31, 2003                                               36,717,206              $ 282,904
2003 non-cash performance incentive                                         1,099,104                 19,592
Issued on conversion of debentures                                            315,575                  4,766
Issued on exercise of options, net of costs                                    35,000                    168
Non-cash performance incentive estimated (see note 5)                               -                  1,400
----------------------------------------------------------------------------------------------------------------
Balance at March 31, 2004                                                  38,166,885              $ 308,830
================================================================================================================

PRESS RELEASE                                                       May 13, 2004
Advantage Energy Income Fund                                       Page 14 of 15

      On January 27, 2004 Advantage issued 1,099,104 Trust Units to satisfy the obligation related to the 2003 year end performance incentive fee.

      (c) Trust Units Rights Incentive Plan

                                                               Number     Price
      --------------------------------------------------------------------------
      Balance at December 31, 2003                            140,000   $  7.87
      Exercised                                               (35,000)        -
      Reduction of exercise price                                   -     (0.69)
      --------------------------------------------------------------------------
      Balance at March 31, 2004                               105,000   $  7.18
      ==========================================================================

      Due to the exercise price features in the Unit rights, management believes the fair value is not reliably determinable. Based on a March 31, 2004 unit price of $18.97, the decrease in the intrinsic value of the Trust Unit Rights during first quarter of 2004 is approximately $172,000.

      (ii) Convertible Debentures

                                 10% debentures   9% debentures   8.25% debentures   Total debentures
------------------------------------------------------------------------------------------------------
Balance at December 31, 2003        $ 10,214        $  30,000        $  59,770          $  99,984
Converted to Trust Units              (1,849)            (125)          (2,792)            (4,766)
-----------------------------------------------------------------------------------------------------
Balance at March 31, 2004           $  8,365        $  29,875        $  56,978          $  95,218
=====================================================================================================

      The convertible debentures and the related interest obligations are classified as equity on the consolidated balance sheet as the Trust may elect to satisfy the debenture interest and principle obligations by the issuance of Trust Units. During the three months ended March 31, 2004 $4,766,000 debentures were converted resulting in the issuance of 315,575 Advantage Units.

4.    FINANCIAL INSTRUMENTS

      As at March 31, 2004 the Fund has the following hedges in place:

      Volume                          Effective Period              Price
      ----------------------------------------------------------------------
      Natural gas - AECO

      50,350 mcf/d            April 1, 2004 - December 31, 2004   $ 6.12/mcf
      10,450 mcf/d            January 1, 2005 - March 31, 2005    $ 6.30/mcf

      As at March 31, 2004 the settlement value of the hedges outstanding was approximately $11.1 million and has been charged to income as an unrealized hedging loss.

5.    NON-CASH PERFORMANCE INCENTIVE

      The Manager of the Fund is entitled to earn an annual performance incentive fee which is calculated based on the total return of the Fund. At March 31, 2004 no amount was paid to the Manager, nor is the Manager entitled to receive any payment related to the Fund's first three months performance as the actual amount is only calculated and paid on an annual basis.

      The Manager earns the performance incentive fee when the Fund's total annual return exceeds 8%. The total annual return is calculated at the end of each year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. The 2004 opening Unit Price was $18.03. Ten percent of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price multiplied by the average number of Units outstanding during the year) to determine the performance incentive. If the performance fee was paid at March 31, 2004 based on the performance of the Trust in the first quarter the total fee payable would be $5.6 million. The Trust has accrued one quarter of this amount or $1.4 million for the first quarter of 2004. It is expected that any fee earned be paid to the Manager in Advantage Trust Units and therefore the accrued fee to March 31, 2004 has been classified as Unitholders' Capital. The Manager does not receive any form of compensation in respect of acquisition or divestiture activities.

PRESS RELEASE                                                       May 13, 2004
Advantage Energy Income Fund                                       Page 15 of 15

Forward Looking Information

The information in this release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

For further information contact:

                 Mr. Gary F. Bourgeois, VP Corporate Development
                              Phone: (416) 945-6636
                            Toll free: 1-866-393-0393

                          ADVANTAGE ENERGY INCOME FUND
                            3100, 150 - 6th Avenue SW
                             Calgary, AlbertaT2P 3Y7
                              Phone: (403) 261-8810
                               Fax:  (403) 262-0723

                        Web Site: www.advantageincome.com
                      E-mail: advantage@advantageincome.com